Filed Pursuant to Rule 433
Registration Nos. 333-212328
and 333-212328-01
May 4, 2017
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 4, 2017)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2017A 4.400% Senior Notes due May 30, 2047
Expected Ratings:*	Baa1 (Stable) / A- (Negative) / BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$450,000,000
Initial Public Offering Price:	99.765%
Maturity Date:	May 30, 2047
Treasury Benchmark:	2.875% due November 15, 2046
Benchmark Treasury Yield:	3.014%
Spread to Treasury:	140 basis points
Re-offer Yield:	4.414%
Optional Redemption:
Make-Whole Call:	Prior to November 30, 2046 at T+20 basis points
Par Call:	On or after November 30, 2046 at 100%
Coupon:	4.400%
Interest Payment Dates:	May 30 and November 30 of each year, beginning November 30, 2017
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AC2/US8426EPAC26
Trade Date:	May 4, 2017
Expected Settlement Date:	May 9, 2017 (T+3)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	CIBC World Markets Corp. Santander Investment Securities Inc. TD Securities (USA) LLC CastleOak Securities, L.P. Loop Capital Markets LLC MFR Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-0167, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.